Exhibit 99.3

23848 Gracell Biotechnologies VIF Proof 3

Annual General Meeting of Gracell Biotechnologies, Inc.

Date: July 13, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
As an ordinary resolution: To re-elect Dr. Wei William Cao as a Class III director of the Company	☐	☐	☐
As an ordinary resolution: To re-elect Wendy Wang Zhang Hayes as a Class III director of the Company	☐	☐	☐
As an ordinary resolution: To increase authorized share capital of the Company to US$100,000 divided into 1,000,000,000 Shares, 400,000,000 of which shall be Ordinary Shares and 600,000,000 of which shall be Undesignated Shares	☐	☐	☐
As a special resolution: To amend the Company's currently effective memorandum of association to effect the increase of authorized share capital of the Company	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Gracell Biotechnologies, Inc. to be held July 13, 2023 For Holders as of June 1, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, Eastern Time July 5, 2023.

FORM 20-F: https://www.sec.gov/ix?doc=/Archives/edgar/data/1826492/000110465923049599/grcl-20221231x20f.htm

PROXY TABULATOR FOR

GRACELL BIOTECHNOLOGIES, INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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23848 Gracell Biotechnologies VIF.indd 1 5/30/2023 2:12:44 PM

23848 Gracell Biotechnologies VIF Proof 3 Gracell Biotechnologies, Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time on July 5, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Gracell Biotechnologies, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business June 1, 2023 (Eastern Time) at the Annual General Meeting of the Shareholders of Gracell Biotechnologies, Inc. to be held virtually via webcast on July 13, 2023. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., Eastern Time, July 5, 2023, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR GRACELL BIOTECHNOLOGIES, INC. P.O. BOX 8016 CARY, NC 27512-9903 23848 Gracell Biotechnologies VIF.indd 2 5/30/2023 2:12:44 PM